Exhibit 99.1

NEWS RELEASE

Russian Grocer DIXY selects Retalix
to Enhance Store and Loyalty Operations

Retalix to Enhance Presence in Moscow to Meet Growing Demand
for Retalix Solutions and Services Across Russia and Eastern Europe

RA’ANANA, Israel—Aug. 3, 2011—Retalix® (NasdaqGS: RTLX) today announced that Russian grocer DIXY (RTS, MICEX: DIXY) has selected Retalix’s point-of-sale (POS), store management and loyalty solutions to enhance its customers’ shopping experience across multiple touch points and channels, and to deploy a next-generation loyalty and promotions system aimed at increasing customer retention and spend.

DIXY is among the fastest-growing food retailers in Russia, which is one of the largest emerging retail markets in the world. Operating more than 950 stores across the country, DIXY plans to expand to more than 1,000 stores by the end of 2011. Retalix solutions will be rolled out chain-wide throughout 2011 and 2012.

“We’re executing an aggressive growth strategy, and wanted a technology partner with robust and flexible software applications and services that could help us drive efficiency across our store operations and enhance customer service across all of our locations and formats. Retalix and its store and loyalty solutions proved the best fit,” said Alexey V. Victorov, chief information officer of DIXY. “We selected Retalix’s proven point-of-sale technology—which is fully integrated with one of the most advanced loyalty and promotions solutions available—and we expect the combined solution to be used to differentiate our brand, increase customer retention and spend, and help us achieve our growth plan in Russia.”

Shuky Sheffer, chief executive officer of Retalix, says Retalix is planning to increase its presence in Russia and eastern Europe in response to expanding demand for Retalix solutions among Russian high-volume, high-complexity grocery, fuel and convenience store retailers, and to enhance timely and localized support and professional services for clients across Russia.

“We are delighted that DIXY selected us, and we are positive that we can deliver substantial benefits to this leading retailer, and support their expansion,” said Sheffer. “Russia presents a significant growth opportunity for Retalix, and we believe that enhancing our local presence will help us better serve our clients and grow business development opportunities across the country.”

Retalix POS is an open-architecture, multi-channel solution designed to increase a retailer’s efficiency and effectiveness at all customer touch points, and thereby assist the retailer to differentiate, innovate and drive a superior customer experience. Deployed at leading retailers worldwide, the application contains advanced Store and POS functionality and supports customer loyalty, self-checkout, fuel management, QSR and a wide variety of electronic payment services.

Retalix Loyalty is a powerful, targeted promotions and consumer interaction solution that enables long-term customer loyalty and retention. The system also drives cross-sales and up-sales by targeting a retailer’s promotional spend on their most valuable customers. As an enterprise-wide, real-time, scalable solution, the software seamlessly ties together centralized operations, marketing management, special promotions, IT and the shoppers themselves. The system also delivers promotional offers, tracks performance and personalizes communications. Because it’s centrally operated, Retalix Loyalty ensures seamless consistency of the customer experience across multiple stores and channels.

About OJSC DIXY Group

DIXY Group (RTS, MICEX: DIXY) is one of Russia’s leading retailers of foods and everyday products. The first DIXY store opened in 1999 in Moscow, and after a period of intense organic development and purchase of Victoria Group in June 2011, as of June 27, 2011, the Group now operates 953 stores, including 677 DIXY neighborhood stores, 232 stores under the “Kvartal,” “Deshevo” and “Semeynaya Kopilka” brands, 20 Victoria supermarkets, 15 MEGAMART (compact hypermarket) stores, eight MINIMART (supermarket) stores and one CASH (cash&carry) store. The Company operates in three Federal Districts of Russia: Central, Northwest, Urals, and in Kaliningrad region. As of June 20, 2011, the Company had a total of 356,885 square meters of selling space. The Company is the third largest among Russian national retail operators in the food retail market by revenue, selling area and number of stores and employs more than 32,000 people. In May 2007 the Company raised $360 million USD in its IPO on the RTS and MICEX. A controlling stake in DIXY Group, OJSC (54.4%) is owned by the Mercury Group of Companies, a diversified holding company. In 2010, DIXY's total revenue reached RUR 64.7 billion; Victoria’s total revenue reached RUR 32 billion. The Russian business magazine Expert rates DIXY Group as one of the Top-100 largest Russian companies.

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores. The company’s products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth. Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics. By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide.

The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas. Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange. For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. For example, the statements regarding the future rollout of deployment of Retalix solutions and the performance goals that Retalix customers like DIXY are trying to achieve by deploying such solutions all include forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements.  Such factors include risks relating to Retalix’s anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix’s new platforms, the perception by leading retailers of Retalix’s reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control.  This list is intended to identify only certain of the principal factors that could cause actual results to differ.  Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2010, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

For media information:	For corporate affairs:
Brad Prizer	Doron Gerassi
Retalix Ltd.	Retalix Ltd.
+1-877-573-7193	+972-9-7766677 x6275
brad.prizer@retalix.com	Investors@retalix.com